UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 November 2013
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

12 November 2013

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement in accordance with the reporting requirements of the EU Transparency Directive.

Key Points

• Third quarter Group like-for-like sales growth of 2%
• Third quarter EBITDA 3% ahead of 2012 despite adverse currency translation effects
• EBITDA guidance reiterated: second-half EBITDA expected to be in line with last year
• Additional cost savings identified; programme now expected to deliver savings of €195 million in 2013 which will bring cumulative savings to €2.6 billion by end 2015
• Continued focus on working capital management and capital expenditure
• Cumulative acquisition/development spend of €660 million to end-September
• Disposal proceeds to end-September of €215 million

• Detailed portfolio review underway to identify and focus on businesses offering the most attractive future returns and to prioritise capital allocation; likely to result in further non-core disposals

Third Quarter Trading

The Group's First Half Results announcement on 20 August 2013 reported a 6% reduction in like-for-like1 sales in the weather-impacted first six months of 2013, reflecting a 10% decline in our European operations and a 1% fall in the Americas. First-half EBITDA amounted to €397 million (restated 20122: €523 million).

The announcement in August noted that since mid-year the rate of like-for-like decline in Europe had moderated and that in the United States we continued to experience positive trends in the residential and non-residential sectors; however, it also indicated that our infrastructure-related activities in the United States had continued to face unfavourable weather conditions in July and early August. These trends, combined with a much more favourable weather backdrop in the United States from mid-August through September, have resulted in overall third quarter like-for-like sales growth of 2% for the Group, reflecting European sales close to 2012 levels and a 4% improvement in the Americas. This improvement brings the cumulative decline in like-for-like Group sales to 3% for the nine months to end-September.

Including the net impact of acquisitions, divestments and exchange rate movements, overall sales revenue of €5.4 billion for the quarter was 2% ahead of last year (restated 2012: €5.3 billion), with cumulative Group revenue of €13.4 billion to end-September 1% lower than restated 2012 (€13.6 billion). Overall EBITDA for the quarter, which included negative currency translation effects, amounted to €0.66 billion (restated 2012: €0.64 billion), leaving cumulative EBITDA for the first nine months at €1.06 billion (restated 2012: €1.16 billion).

1 Like-for-like movements exclude exchange effects and the incremental impact of acquisitions and divestments
2 All 2012 numbers presented for comparative purposes have been restated to reflect the impact of new accounting rules for joint ventures and for pensions.

Full Year 2013 Outlook

The US dollar exchange rate versus the euro has been weaker since mid-year, and based on the current rate we now expect an average 2013 US$/euro exchange rate of 1.3253 (2012: 1.2848) - this compares with a rate of 1.31 assumed when we were formulating the second-half EBITDA guidance set out in our Interim Results announcement in August.

Assuming normal weather patterns for the remainder of this year, we anticipate that EBITDA for the last three months of the year will be similar to 2012. Against this backdrop, we reiterate the guidance provided in August of second-half EBITDA in line with last year (restated second-half 2012: €1.04 billion).

We expect full year depreciation and amortisation expense, before impairment charges4, to be slightly lower than last year (restated 2012: €730 million). Overall profit on disposals for 2013 is expected to amount to approximately €30 million; this compares with the €230 million reported in 2012 which included the impact of the divestments of the Group's 49% investment in Secil in Portugal, and of subsidiary Magnetic Autocontrol. The Group's share of profits from equity-accounted entities for 2013 is expected to be c.10% lower than last year (restated 2012: €62 million5). Net finance costs are expected to be approximately 5% lower than last year (restated 2012: €305 million).

Net debt of €4 billion at the end of September was €0.5 billion higher than the level at end-September 2012; in the absence of further acquisitions for the remainder of 2013, and based on current exchange rates, we expect year-end debt to be approximately €3.2 billion (restated 2012: €2.9 billion), with a net debt/EBITDA ratio of approximately 2.2 times.

Development Activity and Portfolio Review

CRH's development strategy continues to focus on the establishment of leading positions in attractive markets which generate consistently good returns for shareholders. During the third quarter we completed a further 6 transactions bringing cumulative acquisition and investment expenditure to €660 million by end-September, of which approximately 25% was in relation to investments in developing regions (mainly Ukraine, China and India) with the balance split broadly evenly between our Europe and Americas operations.

The Group has also been active in reviewing its portfolio, and business divestments and other asset disposals since 2007 have generated cumulative proceeds of approximately €2 billion. With changing regional growth dynamics in the global economy, management is undertaking a detailed assessment of our portfolio to identify and focus on the businesses which offer the most attractive future returns for our shareholders. This exercise is also aimed at prioritising future capital allocation across the Group to ensure profitable growth across our strong network of businesses. The review is likely to result in the decision to make further disposals of non-core businesses which, together with the impact of the continuing difficult environment in Europe, could give rise to a non-cash impairment charge in our 2013 financial statements. An update on the ongoing review will be provided in the announcement of the Group's preliminary results for the year-ending 31 December 2013, which is scheduled for 25 February 2014.

Cost Reduction Programme

Our announcement in August referred to an acceleration of the ongoing cost reduction programme in our European operations. We now expect to achieve incremental savings of €195 million across the Group for 2013, which will bring our cumulative cost savings to almost €2.4 billion since 2007. Further savings totalling €175 million have been identified for 2014 and 2015. Implementation costs of approximately €60 million are expected to be incurred in 2013 (2012: €59 million), bringing total cumulative costs-to-implement to c.€540 million since 2007. We expect to incur further costs of approximately €70 million in implementing the additional savings measures in 2014 to 2015.

3 Average exchange rate based on year to date US$/euro average of 1.32 and a projected rate of 1.34 for the rest of 2013.
4 2012 impairment charges comprised €28 million relating to subsidiaries and €146 million re associates.

5 The €62 million share of equity-accounted entities' profits in 2012 excludes the €146 million impairment charge in 2012 relating to the Group's 26% stake in Uniland Cement, which was divested as part of a swap transaction in February 2013.

Europe

Like-for-like sales declined by less than 1% in the third quarter, a significant improvement on the weather-impacted decline of 10% in the first half. As a result, the cumulative decline to end-September was 7%. Reported EBITDA for our Europe operations fell by 43% in the first half of 2013. More favourable trends in recent months have resulted in third quarter EBITDA marginally ahead of 2012 and we expect EBITDA for the year as a whole to be over 20% lower than last year (restated 2012: €721 million).

Following a decline of 16% in the first six months, third quarter like-for-like sales for our Europe Materials operations were similar to last year, reflecting a relatively better performance in Poland and Ukraine in more recent months and continuing positive trends in Switzerland. As a result, cumulative like-for-like sales were down 9% in to end-September. In Poland, cement volumes were 5% ahead of the third quarter of 2012 leaving cumulative volumes for the first nine months 17% behind last year, an improvement on the 31% decline in the first six months of the year. In Ukraine, cement volumes in the third quarter were 8% ahead of 2012 resulting in a 6% cumulative decline to end-September, an improvement on the 16% decline for the first six months. In Switzerland, third quarter volumes were well ahead of 2012 continuing the first-half trend, while in Finland we experienced some softening of demand, especially for cement and aggregates. Continued weakness in the Benelux impacted both volumes and prices. While market conditions remained challenging in both Ireland and Spain, we continued in the third quarter to benefit from export volumes to the UK. Overall third quarter Europe Materials EBITDA was slightly ahead of 2012 and we expect reported EBITDA for the year as a whole to be approximately 20% lower than last year (restated 2012: €352 million, which included €61 million of non-recurring pension curtailments and CO2 gains).

Our Europe Products businesses reported a 1% increase in like-for-like sales in the third quarter in spite of continuing weak economic conditions in many markets. This was a marked improvement on the decline of 8% experienced in the first half. Concrete Products continued to be impacted by very weak activity levels in the Netherlands, and low levels of government expenditure. In contrast, third quarter trading for Clay Products benefited from strong demand in the UK where cumulative brick volumes to end-September were up 5% compared with last year. Our Building Products businesses continued to experience difficult market conditions. Throughout the Products segment we continued to accelerate our programme of cost reduction measures in response to the tough trading conditions. After a difficult first half with adverse early weather conditions which saw overall EBITDA for Europe Products fall by 40%, the third quarter saw a slight improvement in EBITDA compared with last year and we expect the overall second-half outturn to be close to 2012. EBITDA for the full year is expected to be up to 25% lower than last year (restated 2012: €152 million).

While in recent months we have seen some moderation in the rate of decline in activity in Europe Distribution's major markets, the third quarter saw further reductions in like-for-like sales and in EBITDA. Our DIY business (primarily in the Netherlands) continued to be impacted by weak Dutch consumer sentiment and very competitive markets. The Professional Builders Merchants and specialist SHAP businesses, which were also affected by the difficult conditions in the Netherlands, benefited from more resilient demand in Germany, Switzerland and France. Overall like-for-like Distribution sales fell by 2% in the third quarter, compared with a first half fall of 7%. We expect full year EBITDA to be approximately 25% behind the restated 2012 outcome of €217 million.

Americas

Against the backdrop of improving construction activity in the United States, our Americas operations benefited in the third quarter from pent up demand following the weather-impacted first half. Like-for-like sales for the quarter were 4% ahead of 2012 and overall EBITDA improved by over 10% in US$ terms. For the full year we expect US$ EBITDA to be approximately 10% ahead of last year (restated 2012: $1.08 billion). With a projected full-year 2013 US$/euro exchange rate of 1.325 (2012: 1.2848), this would result in an EBITDA increase of over 5% in euro for the Americas (2012: €842 million).

Americas - continued

In our Americas Materials business, adverse weather conditions, which had resulted in a c.25% decline in first-half US$ EBITDA, continued to impact operations in July and in the early weeks of August. However, trading conditions proved much more favourable from mid-August through to end-September. As a result, like-for-like aggregates volumes in the third quarter were 6% ahead of 2012, while asphalt and readymixed concrete volumes were in line with last year's levels. The positive first-half trends in pricing continued into the third quarter, and overall EBITDA for the quarter was ahead of last year. Cumulative like-for-like aggregates and readymixed concrete volumes to end-September were in line with last year, while the decline in asphalt volumes moderated to 8%. Assuming normal weather patterns for the remainder of the year, we anticipate that EBITDA in the final quarter will be ahead of last year, and we therefore expect full year 2013 EBITDA for the Materials Division to be up to 5% ahead of last year's level of $713 million (restated).

With improving demand, particularly from new residential construction in the United States, and more normal weather conditions, the third quarter saw the rate of growth in like-for-like sales for our Americas Products operations improve to 10%. This followed like-for-like growth of 5% in the first half which was impacted by the bad weather in the early months of the year. EBITDA was higher in the third quarter than in the same period last year, reflecting better volumes, our continued focus on commercial and cost initiatives and the relative strength of the RMI sector. With the benefit of good contributions from acquisitions, we expect full year EBITDA in 2013 to be almost 30% higher than last year (restated 2012: US$262 million).

In Americas Distribution, our interior products (wallboard, steel studs and acoustical ceiling systems) operations, which account for approximately one-third of Distribution revenues, continued to report higher year-on-year sales in the third quarter, benefitting from increasing wallboard prices and improved new construction activity. Our more significant exterior products (roofing/siding) business, which continues to benefit from post-hurricane reconstruction activity in the Northeast, also experienced some improvement in underlying demand following a weather-impacted start to the year, although it continued to face margin pressure. Like-for-like sales in the third quarter grew by 9%, bringing cumulative growth to 7% at the end of the third quarter, compared with the 6% rate at the end of June. Third quarter US$ EBITDA was higher than 2012 and we expect EBITDA for the full year to be up to 10% ahead of last year (restated 2012: US$107 million).

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed on pages 68 and 69 of our 2012 Annual Report and in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. GMT on 12 November 2013 to discuss this Statement. To register in advance for the conference call please log on to:
https://www.yourconferencecentre.com/confcenter/PinCode/Pin_Code.aspx?100334&o=DGeQAFDzarRvwI where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call. Alternatively dial +353 1 436 4265 on the day and enter passcode 6116 7096#. A presentation to accompany this call is available on CRH's website at www.crh.com.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee                                    Chief Executive
Albert Manifold                          Chief Executive Designate
Maeve Carton                             Finance Director
Frank Heisterkamp                     Head of Investor Relations

CRH public limited company
(Registrant)

Date: 12 November 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director